TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and cash equivalents and interest income

Note 6:	Inventories

Note 7:	Property, plant and equipment

Note 8:	Goodwill

Note 9:	Long-term obligations and finance costs

Note 10:	Capital stock

Note 11:	Revenue

Note 12:	Retirement benefit plans

Note 13:	Depreciation and amortization expense

Note 14:	Assets and liabilities classified as held for sale

Note 15:	Gain on lease terminations and lease amendments

Note 16:	Gain on sale of interest in joint arrangements

Note 17:	Financial instruments

Note 18:	Contingent liabilities

Note 19:	Net (loss) earnings per share

Note 20:	Income taxes

Note 21:	Segmented information

Note 22:	Changes in non-cash working capital balances

Note 23:	Changes in long-term assets and liabilities

Note 24:	North Hill and Burnaby agreements

Note 25:	Event after the reporting period

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at August 2, 2014	As at February 1, 2014	As at August 3, 2013
ASSETS
Current assets
Cash and cash equivalents	5	$266.1	$513.8	$319.1
Accounts receivable, net	17	74.2	83.3	77.2
Income taxes recoverable		20.6	0.8	7.0
Inventories	6	732.0	774.6	915.3
Prepaid expenses		36.2	23.8	37.0
Derivative financial assets	17	3.8	7.2	1.5
Assets classified as held for sale	14	29.4	13.3	—
Total current assets		1,162.3	1,416.8	1,357.1

Non-current assets
Property, plant and equipment	7	725.3	785.5	1,078.5
Investment property		19.3	19.3	21.7
Intangible assets		26.5	28.2	24.6
Goodwill	8	—	2.6	8.7
Deferred tax assets		132.5	88.7	77.0
Other long-term assets	9, 17, 20	50.4	51.2	49.1
Total assets		$2,116.3	$2,392.3	$2,616.7

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15, 17	$423.5	$438.7	$505.7
Deferred revenue		166.9	187.7	182.3
Provisions		82.3	109.4	50.8
Income taxes payable		0.3	52.2	—
Other taxes payable		24.4	53.9	50.2
Current portion of long-term obligations	9, 17	4.3	7.9	9.3
Liabilities classified as held for sale	14	0.5	—	—
Total current liabilities		702.2	849.8	798.3

Non-current liabilities
Long-term obligations	9, 17	25.9	28.0	45.9
Deferred revenue		78.7	87.3	86.9
Retirement benefit liability	12	267.5	286.0	414.5
Deferred tax liabilities		3.8	4.2	5.0
Other long-term liabilities		62.1	63.2	67.0
Total liabilities		1,140.2	1,318.5	1,417.6

SHAREHOLDERS’ EQUITY
Capital stock	10	14.9	14.9	14.9
Retained earnings		1,048.8	1,145.3	1,329.8
Accumulated other comprehensive loss		(87.6)	(86.4)	(145.6)
Total shareholders’ equity		976.1	1,073.8	1,199.1
Total liabilities and shareholders’ equity		$2,116.3	$2,392.3	$2,616.7
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME
For the 13 and 26-week periods ended August 2, 2014 and August 3, 2013

Unaudited

		13-Week Period		26-Week Period
(in CAD millions, except per share amounts)	Notes	2014	2013	2014	2013

Revenue	11	$845.8	$960.1	$1,617.5	$1,827.2
Cost of goods and services sold	6, 17	564.2	601.3	1,082.7	1,139.0
Selling, administrative and other expenses	7,8,12,13,17	345.8	364.1	698.7	735.0
Operating loss		(64.2)	(5.3)	(163.9)	(46.8)

Gain on lease terminations and lease amendments	15	—	185.7	—	185.7
Gain on sale of interest in joint arrangements	16	20.5	—	20.5	—
Gain on settlement of retirement benefits	12	11.4	—	10.6	—
Finance costs	9,20	1.7	2.8	4.2	5.1
Interest income	5	0.7	0.4	1.4	0.8
(Loss) earnings before income taxes		(33.3)	178.0	(135.6)	134.6

Income tax (expense) recovery
Current	20	(2.5)	(4.4)	(4.7)	(7.3)
Deferred	20	14.5	(20.8)	43.8	(5.7)
		12.0	(25.2)	39.1	(13.0)
Net (loss) earnings		$(21.3)	$152.8	$(96.5)	$121.6

Basic net (loss) earnings per share	19	$(0.21)	$1.50	$(0.95)	$1.19
Diluted net (loss) earnings per share	19	$(0.21)	$1.50	$(0.95)	$1.19

Net (loss) earnings		$(21.3)	$152.8	$(96.5)	$121.6

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net (loss) income:
Gain on foreign exchange derivatives	17	2.0	1.1	1.6	1.1
Reclassification to net loss of gain on foreign exchange derivatives		(1.6)	—	(4.8)	—

Items that will not be subsequently reclassified to net (loss) income:
Remeasurement gain on net defined retirement benefit liability	12	2.0	—	2.0	—

Total other comprehensive income (loss)		2.4	1.1	(1.2)	1.1
Total comprehensive (loss) income		$(18.9)	$153.9	$(97.7)	$122.7
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13 and 26-week periods ended August 2, 2014 and August 3, 2013

Unaudited

				Accumulated other comprehensive (loss) income
(in CAD millions)	Notes	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive (loss) income	Shareholders’ equity
Balance as at May 3, 2014		$14.9	$1,070.1	$2.4	$(92.4)	$(90.0)	$995.0
Net loss			(21.3)	—	—	—	(21.3)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $0.8	17			2.0	—	2.0	2.0
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.5				(1.6)	—	(1.6)	(1.6)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $0.7	12			—	2.0	2.0	2.0
Total other comprehensive income		—	—	0.4	2.0	2.4	2.4
Total comprehensive (loss) income		—	(21.3)	0.4	2.0	2.4	(18.9)
Balance as at August 2, 2014		$14.9	$1,048.8	$2.8	$(90.4)	$(87.6)	$976.1

Balance as at May 4, 2013		$14.9	$1,177.0	$—	$(146.7)	$(146.7)	$1,045.2
Net earnings			152.8	—	—	—	152.8
Other comprehensive income
Gain on foreign exchange derivatives, net of income tax expense of $0.4	17			1.1	—	1.1	1.1
Total other comprehensive income		—	—	1.1	—	1.1	1.1
Total comprehensive income		—	152.8	1.1	—	1.1	153.9
Balance as at August 3, 2013		$14.9	$1,329.8	$1.1	$(146.7)	$(145.6)	$1,199.1

Balance as at February 1, 2014		$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8
Net loss			(96.5)	—	—	—	(96.5)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $0.6	17			1.6	—	1.6	1.6
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $1.7				(4.8)	—	(4.8)	(4.8)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $0.7	12			—	2.0	2.0	2.0
Total other comprehensive (loss) income		—	—	(3.2)	2.0	(1.2)	(1.2)
Total comprehensive (loss) income		—	(96.5)	(3.2)	2.0	(1.2)	(97.7)
Balance as at August 2, 2014		$14.9	$1,048.8	$2.8	$(90.4)	$(87.6)	$976.1

Balance as at February 2, 2013		$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4
Net earnings			121.6	—	—	—	121.6
Other comprehensive income
Gain on foreign exchange derivatives, net of income tax expense of $0.4	17			1.1	—	1.1	1.1
Total other comprehensive income		—	—	1.1	—	1.1	1.1
Total comprehensive income		—	121.6	1.1	—	1.1	122.7
Balance as at August 3, 2013		$14.9	$1,329.8	$1.1	$(146.7)	$(145.6)	$1,199.1
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 26-week periods ended August 2, 2014 and August 3, 2013
Unaudited

		13-Week Period		26-Week Period
(in CAD millions)	Notes	2014	2013	2014	2013
Cash flow (used for) generated from operating activities
Net (loss) earnings		$(21.3)	$152.8	$(96.5)	$121.6
Adjustments for:
Depreciation and amortization expense	13	21.8	30.0	45.4	60.2
Gain on disposal of property, plant and equipment		(0.1)	(1.3)	(0.5)	(1.5)
Impairment losses	7, 8	18.3	—	18.3	—
Gain on sale of interest in joint arrangements	16	(20.5)	—	(20.5)	—
Gain on lease terminations and lease amendments	15	—	(185.7)	—	(185.7)
Finance costs	9, 20	1.7	2.8	4.2	5.1
Interest income	5	(0.7)	(0.4)	(1.4)	(0.8)
Retirement benefit plans expense	12	4.6	6.9	10.0	13.8
Gain on settlement of retirement benefits	12	(11.4)	—	(10.6)	—
Short-term disability expense	12	1.2	1.8	3.3	4.3
Income tax (recovery) expense	20	(12.0)	25.2	(39.1)	13.0
Interest received	5	0.2	0.6	0.7	1.1
Interest paid	9	(0.9)	(1.5)	(2.1)	(3.0)
Retirement benefit plans contributions	12	(16.0)	(9.7)	(18.2)	(19.4)
Income tax payments, net	20	(1.7)	(0.9)	(66.1)	(8.9)
Other income tax deposits	20	—	(6.1)	(10.3)	(6.1)
Changes in non-cash working capital	22	15.1	19.7	(70.9)	(72.8)
Changes in long-term assets and liabilities	23	(3.0)	(2.4)	1.2	(8.7)
		(24.7)	31.8	(253.1)	(87.8)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets		(10.0)	(11.4)	(20.5)	(18.1)
Proceeds from sale of property, plant and equipment		0.2	1.1	0.8	1.4
Proceeds from lease terminations	15	—	190.5	—	190.5
Proceeds from sale of interest in joint arrangements	16	33.5	—	33.5	—
		23.7	180.2	13.8	173.8
Cash flow used for financing activities
Interest paid on finance lease obligations	9	(0.5)	(0.7)	(1.1)	(1.3)
Repayment of long-term obligations		(2.4)	(3.5)	(8.2)	(6.9)
Proceeds from long-term obligations		0.9	1.2	2.4	2.3
Transaction fees associated with amended credit facility	9	(1.0)	—	(1.0)	—
		(3.0)	(3.0)	(7.9)	(5.9)
Effect of exchange rate on cash and cash equivalents at end of period		(0.1)	0.4	(0.5)	0.5
(Decrease) increase in cash and cash equivalents		(4.1)	209.4	(247.7)	80.6
Cash and cash equivalents at beginning of period		$270.2	$109.7	$513.8	$238.5
Cash and cash equivalents at end of period		$266.1	$319.1	$266.1	$319.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”) (formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company also entered in a multi-year licensing agreement with SHS Services Management Inc. (“SHS”), under which SHS oversaw the day-to-day operations of all Sears Home Installed Products and Services business (“HIPS”). On December 13, 2013, SHS announced it was in receivership, and all offers of services provided by SHS ceased (see Note 17). Licensee fee revenues are comprised of payments received from licensees, including TravelBrands, that operate within the Company’s stores. The Company is a party to a number of real estate joint arrangements which have been classified as joint operations and accounted for by recognizing the Company’s share of joint arrangements’ assets, liabilities, revenues and expenses for financial reporting purposes.
The indirect parent of the Company is Sears Holdings Corporation (“Sears Holdings”), incorporated in the U.S. in the state of Delaware. The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida) through Sears Holdings.

2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements of the Company for the 13 and 26-week period ended August 2, 2014 (the “Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), and therefore, do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the 52-week period ended February 1, 2014 (the “2013 Annual Consolidated Financial Statements”), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the 2013 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are described in Note 2 of the 2013 Annual Consolidated Financial Statements.
The Company adopted the following amendments and interpretations which became effective “in” or “for” the 26-week period ended August 2, 2014:

•	IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB has amended IAS 32 to provide clarification on the requirements for offsetting financial assets and liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. Based on the Company's assessment of these amendments, there is no impact on its Financial Statements; and

•	IFRIC 21, Levies (“IFRIC 21”)
IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation is applicable for annual periods on or after January 1, 2014. Based on the Company’s assessment of this interpretation, there is no impact on its Financial Statements.

2.2.1 Basis of consolidation
The Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint arrangements are accounted for by recognizing the Company’s share of the joint arrangements’ assets, liabilities, revenues and expenses. Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13 and 26-week periods presented in these Financial Statements are for the periods ended August 2, 2014 and August 3, 2013.
These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency. The Company is comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements (see Note 21).
2.3 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues, as well as performance payments received from JPMorgan Chase under the long-term credit card marketing and servicing alliance, will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In May 2014, the IASB issued new standards as follows:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company's consolidated financial statements and related note disclosures.
In May 2014, the IASB issued amendments to a previously released standard as follows:
IFRS 11, Joint Arrangements (“IFRS 11”)
The IASB has amended IFRS 11 to require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments will be effective for annual periods beginning on or after January 1, 2016, with earlier adoption permitted. The Company is currently assessing the impact of these amendments on the Company's consolidated financial statements and related note disclosures.
On December 16, 2011, the IASB issued amendments to a previously released standard as follows:
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”)in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. In November 2013, the IASB withdrew the mandatory effective date of IFRS 9. The Company will evaluate the overall impact on the Company’s consolidated financial statements when the final standard, including all phases, is issued.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the 2013 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

5. Cash and cash equivalents and interest income
Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at August 2, 2014	As at February 1, 2014	As at August 3, 2013
Cash	$194.8	$192.4	$89.8
Cash equivalents
Government treasury bills	50.0	299.9	—
Bank term deposits	—	—	209.0
Investment accounts	10.4	10.4	10.3
Restricted cash and cash equivalents	10.9	11.1	10.0
Total cash and cash equivalents	$266.1	$513.8	$319.1
The components of restricted cash and cash equivalents are further discussed in Note 18.
Interest income
Interest income related primarily to cash and cash equivalents for the 13 and 26-week period ended August 2, 2014 totaled $0.7 million and $1.4 million (2013: $0.4 million and $0.8 million), respectively. For the same 13 and 26-week periods, the Company received $0.2 million and $0.7 million (2013: $0.6 million and $1.1 million), respectively, in cash related to interest income.

6. Inventories
The amount of inventory recognized as an expense during the 13 and 26-week period ended August 2, 2014 was $519.8 million (2013: $550.6 million) and $988.6 million (2013: $1,039.6 million), respectively, which included $20.7 million (2013: $19.1 million) and $49.3 million (2013: $43.5 million) of inventory write-downs. These expenses were included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. There were no reversals of prior period inventory write-downs for the 13 and 26-week period ended August 2, 2014 (2013: $0.4 million and $3.9 million), respectively.
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 9).

7. Property, plant and equipment
During the 13 and 26-week period ended August 2, 2014, the Company recognized an impairment loss of $12.9 million (2013: nil) on a number of Sears Home stores and an impairment loss of $2.8 million (2013: nil) on a number of Hometown Dealer stores. The impairment loss was due to indicators (such as a decrease in revenue or decrease in EBITDA) that the recoverable amount was less than the carrying value. The recoverable amounts of the cash generating units (“CGUs”) tested were based on the present value of the estimated cash flow over the lease term for Sears Home stores and five years for Hometown Dealer stores. A pre-tax discount rate of 10.2% was based on management’s best estimate of the CGUs’ weighted average cost of capital considering the risks facing the CGUs. There was no significant impact from a one percentage point increase or decrease in the applied discount rate. There was no significant impact from a ten percentage point increase or decrease in estimated cash flows. The impairment loss of $15.7 million was included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.

8. Goodwill
Goodwill related to the Corbeil CGU. In the assessment of impairment, management used historical data and past experience as the key assumptions used in the determination of the recoverable amount. The Company completed a test for goodwill impairment during the 13-week period ended August 2, 2014.
The recoverable amount of the Corbeil CGU was determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated free cash flows over a 10 year period. Cost to sell was estimated to be 2% of the fair value of the business, which reflected management’s best estimate of the potential costs associated with divesting of the business. A pre-tax discount rate of 10.2% per annum was used, based on management’s best estimate of the Company’s weighted average cost of capital adjusted for the risks facing the Corbeil CGU. Annual growth rates of 5% for the first 2 years and 2% for the subsequent 8 years were used for Corbeil given the businesses' historical growth experience and anticipated growth. The recoverable amount was determined to be less than the carrying value including the goodwill of $2.6 million related to the Corbeil CGU in the 13 and 26-week period ended August 2, 2014, resulting in a goodwill impairment of $2.6 million (2013: Nil). Impairment losses were included in ‘‘Selling, administrative and other expenses’’ in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. This impairment loss was attributable to revenue declines experienced in the Corbeil business.

9. Long-term obligations and finance costs
Long-term obligations
Total outstanding long-term obligations were as follows:

(in CAD millions)	As at August 2, 2014	As at February 1, 2014	As at August 3, 2013
Real estate joint arrangement obligations - Current	$—	$2.9	$4.2
Finance lease obligations - Current	4.3	5.0	5.1
Total current portion of long-term obligations	$4.3	$7.9	$9.3
Real estate joint arrangement obligations - Non-current	$—	$—	$17.2
Finance lease obligations - Non-current	25.9	28.0	28.7
Total non-current long-term obligations	$25.9	$28.0	$45.9
The Company’s debt consists of a secured credit facility, finance lease obligations and the Company’s share of its real estate joint arrangement obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.
On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in the 13 and 26-week period ended August 2, 2014 (August 3, 2013: Nil) related to the Amended Credit Facility.
Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $268.3 million as at August 2, 2014 (February 1, 2014: $374.0 million, August 3, 2013: $550.9 million). The borrowing base formula may be reduced by reserves currently estimated by the Company to be approximately $133.1 million, which may be applied by the lenders at their discretion pursuant to the Amended Credit Facility agreement. In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at August 2, 2014, three properties in Ontario have been registered. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount of real estate assets pledged as additional collateral.
The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at August 2, 2014.
As at August 2, 2014, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $4.6 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (February 1, 2014: no borrowings and unamortized transaction costs of $4.4 million included in “Other long-term assets”, August 3, 2013: no borrowings and unamortized transaction costs of $5.4 million included in “Other long-term assets”). In addition, the Company had $31.7 million (February 1, 2014: $24.0 million, August 3, 2013: $24.2 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.
As at August 2, 2014, the Company had outstanding merchandise letters of credit of U.S. $4.8 million (February 1, 2014: U.S. $9.0 million, August 3, 2013: U.S. $9.1 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.
The Company has entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 24).

Finance costs
Interest expense on long-term obligations, including the Company’s share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, the current portion of long-term obligations, amortization of transaction costs and commitment fees on the unused portion of the Amended Credit Facility for the 13 and 26-week period ended August 2, 2014 totaled $1.8 million (2013: $2.7 million) and $4.1 million (2013: $5.4 million), respectively. Interest expense is included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Also included in “Finance costs” for the 13 and 26-week period ended August 2, 2014 was a recovery of $0.1 million and $0.1 million (2013: expense of $0.1 million and a recovery of $0.3 million), respectively, for interest on accruals for uncertain tax positions, and an expense of nil and $0.2 million (2013: nil), respectively, for interest on the settlement of a sales tax assessment.
The Company’s cash payments for interest on long-term obligations, including the Company’s share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for the 13 and 26-week period ended August 2, 2014 totaled $1.4 million (2013: $2.2 million) and $3.2 million (2013: $4.3 million).

10. Capital stock
On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”) and permitted the Company to purchase for cancellation its common shares. Purchases were allowed to commence on May 24, 2013 and were to be terminated by May 23, 2014. Refer to Note 8 in the unaudited condensed consolidated financial statements of the Company for the 13-week period ended May 3, 2014 for additional information on the 2013 NCIB. There were no share purchases made under the 2013 NCIB. The Company did not renew the Normal Course Issuer Bid subsequent to May 23, 2014.
During the 52-week period ended February 1, 2014 (“Fiscal 2013”), the Company distributed $509.4 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $5.00 per common share was made on December 6, 2013.
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, together form the ultimate controlling party of the Company. ESL is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company as at August 2, 2014 (February 1, 2014: 28,158,368 or 27.6%, August 3, 2013: 28,158,368 or 27.6%). Sears Holdings, the controlling shareholder of the Company, is the beneficial holder of 51,962,391 or 51.0%, of the common shares of the Company as at August 2, 2014 (February 1, 2014: 51,962,391 or 51.0%, August 3, 2013: 51,962,391 or 51.0%). The issued and outstanding shares are fully paid and have no par value.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”). As at August 2, 2014, the only shares outstanding were common shares of the Company.

11. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended August 2, 2014	13-Week Period Ended August 3, 2013	26-Week Period Ended August 2, 2014	26-Week Period Ended August 3, 2013
Apparel & Accessories [1]	$288.3	$319.7	$552.4	$600.0
Home & Hardlines [1]	404.3	462.5	760.3	875.8
Other merchandise revenue	53.2	56.5	99.8	113.6
Services and other	69.2	88.4	143.5	172.1
Commission and licensee revenue	30.8	33.0	61.5	65.7
	$845.8	$960.1	$1,617.5	$1,827.2

1
Certain product lines have been reclassified from the Apparel & Accessories category, to the Home & Hardlines category. Also, the Major Appliances category is now included in the Home & Hardlines category. Prior year comparative figures have been restated to reflect these changes.

12. Retirement benefit plans
In July 2008, the Company amended its defined benefit plan by introducing a defined contribution component and closing the defined benefit component to new participants. As such, the defined benefit plan continues to accrue benefits related to future compensation increases but no further service credit is earned, and no contributions are made by employees.
The expense for the defined benefit, defined contribution and other benefit plans for the 13-week period ended August 2, 2014 was $0.7 million (2013: $2.0 million), $1.7 million (2013: $2.1 million) and $2.2 million (2013: $2.8 million), respectively. The expense for the defined benefit, defined contribution and other benefit plans for the 26-week period ended August 2, 2014 was $1.8 million (2013: $4.0 million), $3.6 million (2013: $4.3 million) and $4.6 million (2013: $5.5 million), respectively. Not included in total retirement benefit plans expense for the 13 and 26-week period are short-term disability expenses of $1.2 million and $3.3 million (2013: $1.8 million and $4.3 million), respectively, that were paid from the other benefit plan. These expenses are included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
Total cash contributions by the Company to its defined benefit, defined contribution and other benefit plans for the 13 and 26-week period ended August 2, 2014 were $16.0 million and $18.2 million (2013: $9.7 million and $19.4 million) which included $13.8 million to settle acceptances from the non-pension retirement plan offer mentioned below.
In the fourth quarter of Fiscal 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, with effect January 1, 2015. In addition, the Company amended its pension plan for improvements that increase portability of associates’ benefits, with effect March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, with effect January 1, 2014. The Company also froze the benefits offered under the non-pension retirement plan to benefit levels as at January 1, 2015. In the fourth quarter of Fiscal 2013, the Company recorded a pre-tax gain on amendments to retirement benefits of $42.5 million ($42.8 million net of $0.3 million of expenses). Refer to the 2013 Annual Consolidated Financial Statements for more details.
During the 26-week period ended August 2, 2014, the Company offered lump sum settlements to those terminated associates who previously elected to defer the payment of the defined benefit pension until retirement. The Company expects to settle accepted offers by the end of October 2014. In addition, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan. The Company incurred expenses of $0.8 million related to these offers, during the 26-week period ended August 2, 2014. These expenses were included in “Selling, administrative and other expenses” for the 13-week period ended May 3, 2014. The Company paid $13.8 million to settle acceptances from the non-pension retirement plan offer and recorded a gain of $10.6 million ($11.4 million settlement gain less fees of $0.8 million) during the 26-week period ended August 2, 2014 related to these offers. To determine the settlement gain, the non-pension retirement plan was remeasured as at the date of settlement, which also resulted in a $2.0 million adjustment to “Other comprehensive income (loss), net of taxes” (“OCI”).

13. Depreciation and amortization expense
The components of the Company’s depreciation and amortization expense, included in “Selling, administrative and other expenses”, were as follows:

(in CAD millions)	13-Week Period Ended August 2, 2014	13-Week Period Ended August 3, 2013	26-Week Period Ended August 2, 2014	26-Week Period Ended August 3, 2013
Depreciation of property, plant and equipment	$19.1	$27.5	$40.0	$54.9
Amortization of intangible assets	2.7	2.5	5.4	5.3
Total depreciation and amortization expense	$21.8	$30.0	$45.4	$60.2

14. Assets and liabilities classified as held for sale
On October 29, 2013, the Company announced the future closure of one of its Regina Logistics Centres (‘‘RLC’’). The RLC including the adjacent vacant property, which are owned by the Company, is being marketed for sale and if a buyer is identified that will purchase the RLC at a price acceptable to the Company, then the RLC will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.
On August 6, 2014, the Company announced that it had entered into an agreement for the sale of its 20% joint arrangement interest in the Kildonan Place Shopping Centre (“Kildonan”) it owns with Ivanhoé Cambridge II Inc. (“Ivanhoé”) for pre-tax consideration of $27.7 million. The purchaser, H&R Real Estate Investment Trust, is also purchasing the remaining 80% ownership interest from Ivanhoé. The joint arrangement interest had a net carrying value of approximately $15.6 million as at August 2, 2014. The agreement is subject to customary closing conditions including representations and warranties given on signing of the agreement continuing to be true on closing. The transaction is expected to close on September 17, 2014, and the ultimate amount of gain to be recognized will be determined during the third quarter of the 52-week period ended January 31, 2015. Following the sale, the Company will continue to operate its store in the shopping centre.
As at August 2, 2014, the assets of RLC and the assets and liabilities of the property owned with Ivanhoé were separately classified as held for sale on the Company's unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets and liabilities classified as held for sale were as follows:

(in CAD millions)	RLC	Kildonan	Total
Accounts receivable, net	$—	$0.1	$0.1
Prepaid expenses	—	0.9	0.9
Current assets classified as held for sale	—	1.0	1.0
Property, plant and equipment	10.9	14.8	25.7
Investment property	2.4	—	2.4
Other long-term assets	—	0.3	0.3
Non-current assets classified as held for sale	13.3	15.1	28.4
Assets classified as held for sale	$13.3	$16.1	$29.4

Accounts payable and accrued liabilities	$—	$0.5	$0.5
Liabilities classified as held for sale	$—	$0.5	$0.5
The major classes of assets classified as held for sale as of February 1, 2014 were as follows:

(in CAD millions)	RLC
Property, plant and equipment	$10.9
Investment property	2.4
Assets classified as held for sale	$13.3
There were no assets classified as held for sale as at August 3, 2013.
The operations of the RLC and Kildonan are not presented as discontinued operations on the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income as they do not represent a separate geographical area of operations or a separate major line of business.

15. Gain on lease terminations and lease amendments
On June 14, 2013, the Company announced its intention to enter into a series of transactions related to its leases on two properties: Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga). The landlords approached the Company with a proposal to enter into a series of lease amendments for a total consideration of $191.0 million, being the amount the landlords were willing to pay for the right to require the Company to vacate the two locations.
On June 24, 2013, the Company received proceeds of $191.0 million upon closing of the transaction which gave the landlords the right to require the Company to vacate the two locations by March 31, 2014. The landlords exercised such right on July 25, 2013. The transaction resulted in a pre-tax gain of $185.7 million, net of legal costs and the de-recognition of leasehold improvements of $5.3 million.
The Company also granted the owners of the Scarborough Town Centre (Toronto) property an option to enter into certain lease amendments in exchange for $1.0 million, which was paid on June 24, 2013. The option may be exercised at any time up to and including June 20, 2018, and would require the Company to complete certain lease amendments in exchange for $53.0 million. Such lease amendments would allow the owners to require the Company to close its store. As of August 2, 2014, the option had not been exercised and was included in “Accounts payable and accrued liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

16. Gain on sale of interest in joint arrangements
During the 13 and 26-week period ended August 2, 2014, the Company sold its 15% joint arrangement interest in Les Rivières Shopping Centre that it co-owned with Ivanhoé for total proceeds of $33.5 million, recognizing a pre-tax gain of $20.5 million on the sale. The sale closed on June 2, 2014. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the property, immediate gain recognition was appropriate.

17. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates and foreign currency. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk.
17.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.
Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $345.6 million as at August 2, 2014 (February 1, 2014: $605.8 million, August 3, 2013: $399.3 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at August 2, 2014, one party represented 14.7% of the Company’s net accounts receivable (February 1, 2014: one party represented 11.3% of the Company’s accounts receivable, August 3, 2013: two parties represented 29.0% of the Company’s accounts receivable).
17.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at August 2, 2014:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$423.5	$423.5	$423.5	$—	$—	$—
Finance lease obligations including payments due within one year [1]	30.2	39.2	6.3	10.8	10.1	12.0
Operating lease obligations [2]	n/a	469.1	99.4	154.6	106.6	108.5
Royalties [2]	n/a	3.0	0.3	1.4	1.3	—
Purchase agreements [2,4]	n/a	14.3	8.3	6.0	—	—
Retirement benefit plans obligations [3]	267.5	101.5	12.1	40.5	40.5	8.4
	$721.2	$1,050.6	$549.9	$213.3	$158.5	$128.9

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility as at August 2, 2014.

2	Operating lease obligations, royalties and some purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3	Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014.
4	Certain vendors require minimum purchase commitment levels over the term of the contract.
Management believes that cash on hand, future cash flow generated from operations and availability of current and future funding will be adequate to support these financial liabilities. As at August 2, 2014, the Company does not have any significant capital expenditure commitments.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
17.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at August 2, 2014, there were forward contracts outstanding with a notional value of US $205 million (February 1, 2014: US $90 million, August 3, 2013: US $165 million) and a fair value of $3.8 million included in “Derivative financial assets” (February 1, 2014: $7.2 million, August 3, 2013: $1.5 million) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to February 2015. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”). As at August 2, 2014, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts Net (Loss) Earnings.
During the 13 and 26-week period ended August 2, 2014, the Company recorded a gain of $0.2 million and a gain of $0.1 million(2013: loss of $2.3 million and a loss of $3.1 million), respectively, in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The period end exchange rate was 0.9152 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net (loss) earnings of $0.1 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

17.4 Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at August 2, 2014, the Company had no interest rate swap contracts in place (February 1, 2014: nil, August 3, 2013: nil).
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the secured revolving credit facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at August 2, 2014 was a net asset of $267.4 million (February 1, 2014: net asset of $515.1 million, August 3, 2013: net asset of $320.4 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net (loss) earnings for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at August 2, 2014.
17.5 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy[2]	As at August 2, 2014	As at February 1, 2014	As at August 3, 2013
Available for sale
Cash equivalents	Cash and cash equivalents[1]	Level 1	60.4	310.3	10.3
Fair value through profit or loss
Long-term investments	Other long-term assets	Level 1	0.2	0.2	0.2
U.S. $ derivative contracts	Derivative financial assets	Level 2	3.8	7.2	1.5
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3

1	Interest income related to cash and cash equivalents is disclosed in Note 5.
2	Classification of fair values relates to 2014
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are short-term in nature.
Effective March 3, 2013, the Company finalized an exclusive, multi-year licensing arrangement with SHS, which resulted in SHS overseeing the day-to-day operations of HIPS. The Company provided SHS an interest-bearing loan which allowed SHS to pay the final purchase price of $5.3 million over 6 years. SHS repaid this loan on September 30, 2013, and shortly afterwards, issued the Company an interest-bearing promissory note for $2.0 million, secured by certain assets of SHS, repayable by July 16, 2015. The promissory note asset is included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position as at August 2, 2014.
On December 13, 2013, SHS announced that it was in receivership. All offers of services provided by SHS ceased, and the Company is working with the Receiver, PricewaterhouseCoopers Inc., on options for completing pending orders. As a result of the announcement, the Company recorded a warranty provision of $2.0 million in the fourth quarter of Fiscal 2013 related to potential future claims for work that had been performed by SHS, as well as assuming the warranty obligations with respect to work previously performed by the Company which had been assumed by SHS.

As a result of an announcement made by the Company on March 21, 2014 regarding certain obligations of SHS, the Company recorded an additional provision of $4.4 million for warranty, and a $2.2 million allowance for doubtful accounts against the net receivable (including outstanding commissions receivable) for the 26-week period ended August 2, 2014.

18. Contingent liabilities
18.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Financial Statements.
18.2 Commitments and guarantees
Commitments
As at August 2, 2014, cash and cash equivalents that are restricted represent cash and investments pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $10.9 million (February 1, 2014: $11.1 million, August 3, 2013: $10.0 million), which is the Canadian equivalent of U.S. $10.0 million (February 1, 2014: U.S. $10.0 million, August 3, 2013: U.S. $9.6 million).
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 17.2 “Liquidity risk”.
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $3.0 million as at August 2, 2014 (February 1, 2014: $3.5 million, August 3, 2013: $1.4 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the Financial Statements with respect to these indemnification commitments.

19. Net (loss) earnings per share
A reconciliation of the number of shares used in the net (loss) earnings per share calculation is as follows:

(Number of shares)	13-Week Period Ended August 2, 2014	13-Week Period Ended August 3, 2013	26-Week Period Ended August 2, 2014	26-Week Period Ended August 3, 2013
Weighted average number of shares per basic net (loss) earnings per share calculation	101,877,662	101,877,662	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—	—	—
Weighted average number of shares per diluted net (loss) earnings per share calculation	101,877,662	101,877,662	101,877,662	101,877,662
“Net (loss) earnings” as disclosed in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income was used as the numerator in calculating the basic and diluted net (loss) earnings per share. For the 13 and 26-week period ended August 2, 2014, there were no outstanding dilutive instruments. For the 13 and 26-week period ended August 3, 2013, 5,080 outstanding options were excluded from the calculation of diluted net (loss) earnings per share as they were anti-dilutive.

20. Income taxes
The Company’s total net cash payments of income taxes for the 13 and 26-week period ended August 2, 2014 were $1.7 million and $76.4 million (2013: $7.0 million and $15.0 million).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During the 13 and 26-week period ended August 2, 2014, the Company recorded benefits for interest on prior period tax re-assessments and accruals for uncertain tax positions as described in the table below, all included in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income as follows:

(in CAD millions)	13-Week Period Ended August 2, 2014	13-Week Period Ended August 3, 2013	26-Week Period Ended August 2, 2014	26-Week Period Ended August 3, 2013
Finance costs recovery (increase)	$0.1	$(0.1)	$0.1	$0.3
Income tax recovery (expense):
Current	0.4	(0.1)	0.5	0.5
Deferred	—	0.1	(0.1)	(0.1)
Net benefits (charges) on uncertain tax positions	$0.5	$(0.1)	$0.5	$0.7
The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
Included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position as at August 2, 2014, were receivables of $32.5 million (February 1, 2014: $32.5 million, August 3, 2013: $19.9 million) related to payments made by the Company for disputed tax assessments.

21. Segmented information
In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, Operating Segments which includes the identification of the Chief Operating Decision Maker, the identification of operating segments, which has been done based on Company formats, and the aggregation of operating segments. The Company has aggregated its operating segments into two reportable segments: Merchandising and Real Estate Joint Arrangements. The Merchandising segment includes revenues from the sale of merchandise and related services to customers. The Real Estate Joint Arrangement segment includes income from the Company’s joint arrangement interests in shopping centres across Canada, all of which contain a Sears store.
21.1 Segmented statements of (loss) earnings

(in CAD millions)	13-Week Period Ended August 2, 2014	13-Week Period Ended August 3, 2013	26-Week Period Ended August 2, 2014	26-Week Period Ended August 3, 2013
Total revenue
Merchandising	$844.4	$949.0	$1,614.4	$1,805.4
Real Estate Joint Arrangements	1.4	11.1	3.1	21.8
Total revenue	$845.8	$960.1	$1,617.5	$1,827.2
Segmented operating (loss) income
Merchandising	$(64.3)	$(8.8)	$(164.2)	$(53.2)
Real Estate Joint Arrangements	0.1	3.5	0.3	6.4
Total segmented operating loss	$(64.2)	$(5.3)	$(163.9)	$(46.8)
Finance costs
Merchandising	$1.7	$2.5	$4.2	$4.4
Real Estate Joint Arrangements	—	0.3	—	0.7
Total finance costs	$1.7	$2.8	$4.2	$5.1
Interest income
Merchandising	$0.7	$0.5	$1.4	$0.7
Real Estate Joint Arrangements	—	(0.1)	—	0.1
Total interest income	$0.7	$0.4	$1.4	$0.8
Gain on lease terminations and lease amendments
Merchandising	$—	$185.7	$—	$185.7
Real Estate Joint Arrangements	—	—	—	—
Total gain on lease terminations and lease amendments	$—	$185.7	$—	$185.7
Gain on sale of interest in joint arrangements
Merchandising	$—	$—	$—	$—
Real Estate Joint Arrangements	20.5	—	20.5	—
Total gain on sale of interest in joint arrangements	$20.5	$—	$20.5	$—
Gain on settlement of retirement benefits
Merchandising	$11.4	$—	$10.6	$—
Real Estate Joint Arrangements	—	—	—	—
Total gain on settlement of retirement benefits	$11.4	$—	$10.6	$—
Income tax recovery (expense)
Merchandising	$14.1	$(25.2)	$41.2	$(13.0)
Real Estate Joint Arrangements	(2.1)	—	(2.1)	—
Total income tax recovery (expense)	$12.0	$(25.2)	$39.1	$(13.0)
Net (loss) earnings	$(21.3)	$152.8	$(96.5)	$121.6

21.2 Segmented statements of total assets

(in CAD millions)	As at August 2, 2014	As at February 1, 2014	As at August 3, 2013
Merchandising	$2,092.0	$2,354.2	$2,320.2
Real Estate Joint Arrangements	24.3	38.1	296.5
Total assets	$2,116.3	$2,392.3	$2,616.7
21.3 Segmented statements of total liabilities

(in CAD millions)	As at August 2, 2014	As at February 1, 2014	As at August 3, 2013
Merchandising	$1,139.2	$1,314.4	$1,388.1
Real Estate Joint Arrangements	1.0	4.1	29.5
Total liabilities	$1,140.2	$1,318.5	$1,417.6

22. Changes in non-cash working capital balances
Cash generated from (used for) non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended August 2, 2014	13-Week Period Ended August 3, 2013	26-Week Period Ended August 2, 2014	26-Week Period Ended August 3, 2013
Accounts receivable, net	$(3.3)	$2.5	$8.9	$1.0
Inventories	60.1	(24.2)	42.6	(63.9)
Prepaid expenses	(7.6)	(8.5)	(13.2)	(8.4)
Accounts payable and accrued liabilities	(3.2)	39.7	(22.1)	13.8
Deferred revenue	(14.7)	(17.8)	(20.8)	(15.5)
Provisions	(18.2)	(2.0)	(27.1)	(15.5)
Income and other taxes payable and recoverable	1.9	30.4	(39.7)	16.2
Effect of foreign exchange rates	0.1	(0.4)	0.5	(0.5)
Cash generated from (used for) non-cash working capital balances	$15.1	$19.7	$(70.9)	$(72.8)

23. Changes in long-term assets and liabilities
Cash (used for) generated from long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended August 2, 2014	13-Week Period Ended August 3, 2013	26-Week Period Ended August 2, 2014	26-Week Period Ended August 3, 2013
Other long-term assets	$0.4	$2.8	$11.9	$3.0
Other long-term liabilities	(2.2)	(5.6)	(9.7)	(11.5)
Other	(1.2)	0.4	(1.0)	(0.2)
Cash (used for) generated from long-term assets and liabilities	$(3.0)	$(2.4)	$1.2	$(8.7)

24. North Hill and Burnaby agreements
On June 16, 2014, the Company announced that it entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta (the “North Hill Project”). Closing under the agreement is conditional upon satisfaction of conditions such as obtaining re-zoning approval from the City of Calgary for the North Hill Project, which are expected to occur over an extended period of time.
This agreement contemplates the sale of a 50% interest in the site for a value of approximately $15.0 million, subject to adjustments, and the retention of Concord or its affiliates on customary terms to manage most facets of the development. The purchase price is to be satisfied by an interest-free long-term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow generated from the North Hill Project over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the North Hill Project. The note will be guaranteed by a Concord affiliate. Following the sale of the 50% interest, it is contemplated that the parties will enter into a co-ownership arrangement. Concord would be responsible for arranging debt financing to develop the North Hill Project through the arrangement. On closing, Concord would also be jointly responsible for any costs incurred to remediate on-site environmental issues associated with the North Hill Project, through their interest in the arrangement, as contained in the environmental provision described in Note 16(vi) of the 2013 Annual Consolidated Financial Statements. The estimated cost to build out the North Hill Project into a residential development as contemplated, is currently $680.0 million. Completion of the North Hill Project as contemplated is subject to strategic considerations, including, but not limited to, potential shifts in the Canadian economy and the condition of the real estate market now and in the future.
On October 11, 2013, the Company announced that it entered into a binding agreement with Concord to pursue the development of nine acres of the Company’s property on and adjacent to the Company’s store located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Burnaby Project”). Closing under the agreement is conditional upon satisfaction of conditions such as obtaining the approval from the City of Burnaby for the Burnaby Project, which is expected to occur over an extended period of time.
This agreement contemplates the sale of a 50% interest in the site for a value of approximately $140.0 million subject to adjustments, and the retention of Concord on customary terms to manage the development. $15.0 million of the purchase price is to be paid in cash on closing, with the balance to be satisfied by an interest-free long-term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow generated from the Burnaby Project over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the Burnaby Project. The note will be guaranteed by a Concord affiliate. Following the sale of the 50% interest, it is contemplated that the parties will enter into a co-ownership arrangement. If third party debt financing cannot be obtained, Concord would be responsible for providing debt financing to develop the Burnaby Project (which would, with certain exceptions, be subordinated to the long-term note held by the Company). The estimated cost to build out the Burnaby Project into a mixed-use residential, office and retail shopping centre development as contemplated, is currently in excess of $1.0 billion. Completion of the Burnaby Project as contemplated is subject to strategic considerations, including, but not limited to, potential shifts in the Canadian economy and the condition of the real estate market now and in the future.
In January 2014, in conjunction with Concord obtaining financing to develop the Burnaby Project, the Company entered into a demand mortgage for $25.0 million, secured by the Burnaby Project property. Interest on drawings under the mortgage is determined based on the prime rate plus a spread, and is due monthly. As at August 2, 2014, the Company had no borrowings on the mortgage. In January 2014, Concord entered into a demand loan agreement for $20.0 million. The loan is guaranteed by Concord’s parent company, One West Holdings Ltd., and the Company’s undrawn $25.0 million mortgage has been pledged as collateral. As at August 2, 2014, Concord has borrowed $13.1 million against the available demand loan.

25. Event after the reporting period
On August 6, 2014, the Company announced that it had entered into an agreement for the sale of its 20% joint arrangement interest in Kildonan it owns with Ivanhoé for pre-tax consideration of $27.7 million. The purchaser, H&R Real Estate Investment Trust, is also purchasing the remaining 80% ownership interest from Ivanhoé. The joint arrangement interest had a net carrying value of approximately $15.6 million as at August 2, 2014. The agreement is subject to customary closing conditions including representations and warranties given on signing of the agreement continuing to be true on closing. The transaction is expected to close on September 17, 2014, and the ultimate amount of gain to be recognized will be determined during the third quarter of the 52-week period ended January 31, 2015. Following the sale, the Company will continue to operate its store in the shopping centre.